SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 0-23081


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:  December 31, 1998

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:


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                         PART I - REGISTRANT INFORMATION

         Full Name of Registrant:

                  FARO Technologies, Inc.

         Address of Principal Executive Office (Street and Number):

                  125 Technology Park

         City, State and Zip Code:

                  Lake Mary, Florida  32746


                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (X)   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (X)   (b)  The subject annual report, or semi-annual report,
                    transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (  )  (c)  The accountant's statement or other exhibit required by
                    Rule 12b-25 has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         The Registrant is in the process of amending its Form 10-Q's for the second and third quarters of 1998 in accordance with guidelines established by the Securities and Exchange Commission in its September 15, 1998 letter to the American Institute of Certified Public Accountants associated with acquired in-process research and development. Accordingly, the Registrant has reassessed its valuation relating to its acquisition of CATS Computer Aided Technologies, Computeranwendungen in der Fertigungssteurung, GmbH ("CATS"). Based on these guidelines, the Registrant has reduced the in-process research and development charge by $11.2 million as a change in estimate pursuant to APB 20 "Accounting Changes" associated with the CATS acquisition. The effect of this change in estimate would increase earnings of the Company, and result in a corresponding increase in both the amount of intangibles at December 31, 1998, as well as quarterly amortization expenses associated with the acquisitions for future periods.

                           PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

         Gregory A. Fraser
         (407) 333-9911

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                  (X)      Yes              (  )     No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (X)      Yes              (  )     No

4. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant is in the process of amending its Form 10-Q's for the second and third quarters of 1998 in accordance with guidelines established by the Securities and Exchange Commission in its September 15, 1998 letter to the American Institute of Certified Public Accountants associated with acquired in-process research and development. Accordingly, the Registrant has reassessed its valuation relating to its acquisition of CATS Computer Aided Technologies, Computeranwendungen in der Fertigungssteurung, GmbH ("CATS"). Based on these guidelines, the Registrant has reduced the in-process research and development charge by $11.2 million as a change in estimate pursuant to APB 20 "Accounting Changes" associated with the CATS acquisition. The effect of this change in estimate would increase earnings of the Company, and result in a corresponding increase in both the amount of intangibles at December 31, 1998, as well as quarterly amortization expenses associated with the acquisitions for future periods.

         FARO Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 1999                By:  /s/ Gregory A. Fraser
                                          ---------------------
                                          Gregory A. Fraser
                                          Executive Vice-President, Secretary,
                                          Treasurer and Chief Financial Officer